EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION
CONTACTS:
Jay S. Hennick Founder, President & CEO (416) 960-9500
Douglas P. Frye President & CEO, CMN International Inc. (206) 223-0866
John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE CORPORATION TO ACQUIRE CMN INTERNATIONAL

With revenues of US$280 million, CMN establishes commercial real estate platform for FirstService under the "Colliers International" brand CMN gains strategic partner to support growth and broaden service offerings

TORONTO, Ontario and SEATTLE, Washington, October 14, 2004 — FirstService Corporation (TSX: FSV.SV; Nasdaq: FSRV) and CMN International Inc. announced today that they have agreed to a proposed plan of arrangement whereby FirstService would acquire approximately 70% of the shares of CMN at a price of US$10.06 per share, with the balance of the shares held by senior management, active brokers and employees of CMN to be exchanged for shares of a newly created subsidiary of FirstService. The transaction is valued at US$88 million, including the assumption of debt. The transaction has been approved by the boards of directors of both companies, but is subject to regulatory, shareholder and other approvals.

CMN is the largest member of the Colliers International network, operating 80 offices in 20 countries throughout North America, Asia Pacific, Latin America and Central Europe. The 4,100-person company generated US$280 million in revenue in the past twelve months with EBITDA of US$18 million (adjusted for non-recurring items) and more than US$11 billion in transaction value. Colliers International is one of the top three commercial real estate service organizations in the world, with annual revenues of more than US$1 billion and more than US$27 billion in annual transaction value. Colliers International has 247 Offices in 50 countries on 6 continents employing a total of 8,800 people.

"CMN's strong 'Colliers International' brand, exceptional management team and proven broker network provides FirstService with an important new platform for growth in the commercial real estate service sector," said Jay S. Hennick, president and chief executive officer of FirstService. "Importantly, this partnership will enable CMN to expand its service offerings for its long-standing customers, as well as take an active role in industry consolidation."

"The addition of CMN fits perfectly with FirstService's acquisition strategy given its recurring, long-term customer relationships, low capital intensity and strong cash flows, and creates significant growth opportunities," said Hennick. "The transaction structure also underscores our partnership philosophy — the senior management team, employees and brokers will own a significant equity stake in CMN and share ownership in the company's future."

"We are very excited to have an experienced strategic partner like FirstService, an investment grade public company that understands our business and shares our entrepreneurial approach and commitment to employees and customers," said Doug Frye, president and chief executive officer of CMN. "As a FirstService company, we will continue to enhance the 'Colliers International' brand worldwide and grow our business organically and through acquisition."

The financial results of CMN for the twelve-month period ended August 31, 2004 are summarized below. On a pro forma basis, CMN would have generated US$0.20 to US$0.24 of incremental diluted earnings per share for FirstService during that period. Based on the expected completion date of November 30, 2004, FirstService expects that CMN will contribute US$0.01 to US$0.04 to FirstService's diluted earnings per share for the fiscal year ending March 31, 2005.

US$ millions, except per share amounts	Twelve month period ended August 31, 2004 (a)	Four months ending March 31, 2005 (b)
CMN revenues	$280.0	$85.0 - 95.0
CMN EBITDA (c)	$18.0	$4.0 - 5.0
Pro forma incremental diluted earnings per share	$0.20 - 0.24	—
Expected incremental diluted earnings per share	—	$0.01 - 0.04

(a)
Unaudited. Proforma diluted EPS range is based on estimates of intangibles amortization and income taxes.

(b)
Four month results from expected closing date to March 31, 2005. CMN's results are traditionally seasonal in nature, as clients tend to complete a large volume of transactions before the end of the calendar year. As a result, CMN generates a relatively high proportion of annual revenues and earnings during the last quarter of the calendar year. The first quarter of the calendar year generates a correspondingly lower proportion of annual revenues and earnings.

(c)
EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

Under the terms of the agreement, senior management, employees, active brokers and joint venture partners of CMN (the "Active Shareholders") will exchange approximately 50% of their common shares in CMN for cash with the balance exchanged for a class of shares of Newco having, among other things, redemption and retraction rights and the right to elect two of the five members of the board of directors of Newco. Post-transaction, the Active Shareholders will own approximately 30% of Newco with FirstService owning an approximate 70% interest.

The directors of CMN have unanimously determined that the proposed transaction is in the best interests of CMN and its shareholders and have recommended shareholders vote in favour of the transaction. The board of directors came to this determination and recommendation based on the report of its special committee and the receipt of a fairness opinion from William Blair & Company, L.L.C., its financial advisor, that the consideration is fair, from a financial point of view, to CMN shareholders.

CMN shareholders, including Benvest Capital Inc. (TSX: BCI) and certain senior CMN management, directors, employees and brokers, collectively representing 62.7% of CMN's outstanding common shares, have entered into an agreement with FirstService pursuant to which they have irrevocably agreed to support the transaction and vote all of the CMN common shares owned or controlled by them in favour of the transaction.

The proposed transaction is subject to the approval of CMN shareholders, voting at a special meeting of shareholders, and is also subject to the receipt of regulatory approvals and other required consents, the approval of the Ontario Superior Court of Justice and other customary closing conditions. The transaction will be effected by way of a court-approved plan of arrangement, the details of which will be contained in an information circular to be mailed by CMN to its shareholders on or about November 1, 2004. FirstService and CMN expect the transaction to close on or about November 30, 2004.

Conference Call

Management will host a conference call today, Thursday October 14, 2004 at 11:00 a.m. ET, to discuss this announcement. Jay Hennick, CEO of FirstService, Doug Frye, CEO of CMN, and John Friedrichsen, Senior Vice President and CFO of FirstService, will all be present on the call. To access the conference call by telephone, dial 719-457-2699 or 1-800-500-0920. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Thursday October 21, 2004 at midnight. To access the archived conference call, dial 719-457-0820 or 1-888-203-1112 and enter the reservation number 816370.

Interested persons are also invited to listen to a live audio feed with synchronized slides accessible via www.firstservice.com. The webcast will be archived at the above website for 90 days.

About FirstService Corporation

FirstService is a leader in the rapidly growing service sector, providing services to commercial and residential customers in the areas of: residential property management; integrated commercial security systems; property improvement services; and business services, including business process outsourcing and marketing support services. Market-leading brands include Continental, Wentworth & Prime Management in residential property management; Intercon Security and SST in commercial security; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Resolve Corporation in business services.

FirstService has grown into a US$1.3 billion (including revenues generated by franchises) diversified service company with more than 15,000 employees. More information about FirstService (Nasdaq: FSRV; TSX: FSV.SV) is available at www.firstservice.com.

About CMN

CMN is a leading international real estate services company that provides a full range of services to commercial real estate users, owners and investors worldwide. These services include brokerage, property management, hotel investment sales and consulting, corporate services, valuation, consulting and appraisal, and research. CMN is the largest member of Colliers International Property Consultants, one of the world's top commercial real estate services organizations with revenues of over US$1 billion and offices spanning the globe.

About Colliers International

Colliers International (www.colliers.com) is one of the top three commercial real estate service organizations in the world, with annual revenues of more than US$1 billion and more than US$27 billion in annual transaction value. Colliers International has 247 offices worldwide (136 in the Americas, 73 in Europe, Middle East and Africa and 38 in Greater Asia).

PRESS CONTACTS:
Nolan Reeds Edelman, Toronto 416-979-1120
Hope Heyman Edelman, New York 212-704-4512

FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FirstService, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and the Canadian regulatory authorities.

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